Exhibit 99.1

Alarum Estimates Record Quarterly Revenue of More Than $8.3 Million and All Time High Operating Cashflow of $3.2 Million for the First Quarter of 2024

Subsidiary NetNut’s revenues surged approximately 140% in the first quarter of 2024 compared to the equivalent period in 2023

Tel Aviv, Israel, April 08, 2024 (GLOBE NEWSWIRE) -- Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum” or the “Company”), a global provider of internet access and web data collection solutions, today provided preliminary key financial metrics guidance for the three months ended on March 31, 2024.

Based on a preliminary, unaudited review, Alarum anticipates reporting strong performance for the first quarter of 2024, highlighting accelerated operating and business growth:

●	Revenue for the first quarter of 2024 is estimated at more than $8.3 million, representing the highest quarterly revenue achievement to date and an estimated increase of close to 50% compared to the same period in 2023.

●	In the first quarter of 2024, the Company is estimated to have generated approximately $3.2 million in cashflow from operating activities, compared to a negative cashflow of approximately $0.3 million for the same period in 2023.

●	Cash and cash equivalents balance as of March 31, 2024, amounted to approximately $15.0 million.

●	NetNut’s revenues surged approximately 140% in the first quarter of 2024 compared to the equivalent period in 2023.

“We are proud to report preliminary numbers for yet another exceptional quarter, in which Alarum has achieved robust growth in both revenues and cash flow. This successful quarter reaffirms our dedication to driving innovation and excellence in everything we do. We continue to witness a growing demand for our new products, particularly our recently launched Web Unblocker, with the onboarding of new customers and the positive feedback we have received”, said Shachar Daniel, Alarum’s Chief Executive Officer.

Alarum expects to release fully reviewed financial statements for the first quarter of 2024 on or before May 31, 2024.

About Alarum Technologies Ltd.

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) is a global provider of internet access and web data collection solutions. The solutions by NetNut, our Enterprise Internet Access arm, are based on our world’s fastest and most advanced and secured hybrid proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web. Our network comprises both exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

For more information about Alarum, please visit www.alarum.io

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws and the Israeli securities law. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Alarum is using forward-looking statements in this press release when it discusses its preliminary unaudited results for the first quarter of 2024, the expected positive cashflow from operating activities, growing demand for its new products, and the timing of the release of the fully reviewed financial statements for the first quarter of 2024. Because such statements deal with future events and are based on Alarum’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alarum could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alarum’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Alarum undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The Company is providing revenue, cashflow from operating activities and cash and cash equivalents balance estimates in this press release, rather than final amounts, primarily because the financial closing process and review are not yet complete and, as a result, the Company’s final results upon completion of its closing process and review may vary from these preliminary estimates.

INVESTOR RELATIONS CONTACTS:

Michal Efraty

IR Manager
investors@alarum.io